February 12, 2009

VIA EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief

Jason Niethamer

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

Diversified Opportunities, Inc.
Form 10-KSB for the Six Months Ended June 30, 2008

File No. 000-23446

Dear Mr. Krikorian and Mr. Niethamer:

We have filed through EDGAR, Form 10-K/A for the six months ended June 30, 2008 (“Form 10-K”) to amend our previously filed Form 10-KSB.  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated February 2, 2009 (the “Comment Letter”) with respect to the previously filed Form 10-KSB.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

General

1.

Beginning February 4, 2008, companies formerly classified as "small business issuers" under  Regulation S-B must file their annual reports on Form 10-K after they have filed an annual report for a fiscal year ending after December 15. 2007. Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at …..

RESPONSE: We have amended our Annual Report and filed it on Form 10-K/A as requested by the Staff.

Risk Factors, page 3

We note that on July 29, 2008, the Board of Directors approved a change in your fiscal year end from December 3I't to June 30th. Your filing does not comply with the requirements of a transition report as provided for in Exchange Act Rule 13a-10 as follows:

•

Your transition report on Form 10-K must include either financial statements, which may be unaudited. for the comparable period of the prior year, or a footnote, which may be unaudited, giving specified information for the comparable period of the prior year;

•

All information requested in the textual items of the reporting forms, as well as the required financial information, must be provided;

•

A transition report filed on Form 10-K must comply with the financial statement requirements of Regulation S-X, including an audited balance sheet as of the end of each of the most recent fiscal years; and

We refer you to SEC Release No. 33-6823 and believe you should amend your report as appropriate.

RESPONSE: We have modified our report to confirm to the comments of the Staff as follows:

•

We have added an additional note to the financial statements to include the Staff specified unaudited information for the comparable period of the prior year.

•

All information requested in the textual items of the reporting forms as well as the required financial information has been provided.

•

We have included the audited balance sheet at December 31, 2007 in our financial statements.

3.

Ensure you check the appropriate box on the cover of your Form 10-K identifying the filing as a "transition report."

RESPONSE: We have checked the appropriate box on the cover of our Form 10-K identifying our filing as a “transition report.”

*  *  *  *  *

In connection with our Company’s filing on Form 10-K, we wish to acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s review of this response. Should you have any follow-up questions, please call Jonathan Shultz at (619) 244-0665.

Sincerely,

/s/ Kevin Russeth

Kevin Russeth